UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
WashingtonD.C.20549

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ANNUALREPORTS
FORMX-17A-5
PART

SECEILE NUMBER

FACINGPAGE

Informaton Required Pursuant to Rules7a-5.7a-12,and 18a-7under the Securiles Exchange Act of1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/D/ MM/D/

A REGISTRANTIDENTIFICATION

NAMEOFFIRM: Superior Financial Services, Inc.

TYPEOFREGsTRANT(check al applicableboxes):
Broker-dealer ☐Security-basedswap dealer Major security-basedswap participant
Check here ifrespondent is aso an OTc derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do nOt use aP.O.box nO.)

N168W21931MainStreet
(No.andSee

Jackson	WI	53037
Cv)	(state)	(Zip Code

PERSON TO CONTACT WITH REGARD TO THIS FILING

William R Haese	262-677-9036	bhaese@superiorfinancial.biz
(Nare)	(AreaCode-Telephone Number)	(mailAddress)

B.ACCOUNTANTIDENTIFICATION

INDEPENDENT PUBLiCACCoUNTANT whose reports arecontained in this flng

Jendrach Accounting and Professional Services, LLC
(Name-if individuial,state last, first, and middle name)

4811 South 76th Street, Suite 415	Greenfield		53220
(Address	(city	(stete)	(Code)

11/4/2014	6056
(DateofRegistratian withPCAOBif applicable)	(PCAoB RegistrationNumber, ifapplicable)

FOROFFICALUSE ONLY

Claims for exemption from.the requirement that the annual reports be covered by therepors of anindepend
accountant must be supported by a statement offacts and circunstances relied on as the basis ofthe exe
CFR240.17a-5(e1)iapplicable.

Personswho are to respond tothe collection of information contained in thisform arenot requred to respond
daplays a currenlyvalld OMB controlnuber.

OATHORAFFIRMATION

William RHaese   swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Superior Financial Services, Inc.   ,asof
Fe   22istrue and correct.Ifurther swear(oraffirm)thatneitherthecompany nor any partner,officer, director,or equivalentperson,asthe case may be,has any proprietary interest in any account clas as thatofa customer.

```
DANIEL ANNEN
NOTARY PUBLIC
STATE OF WISCONSIN
```

Daniel Annen

Signature: _____

Title:
President

This filingcontains (check all applicable boxes:

(a) statementof financial condition.
(bNotes to consolidated statement of financial condition.
(c)statement of income (oss) or,if there isother comprehensve income inthe period(s) presented, a statement comprehensive income [asdefinedin 521.1-02 ofRegulation S-X.
(d)Statemeht of cashfows.
(eStatement ofchanges in stockholdersor partnersor sole proprietor'sequity
() statemtent ofchanges in liabilities subordinated to claims of creditors
(g)Notes to consolidated financial statements.
(h Computationofnet capitalunder17CFR240.15c3-1or17 CFR240.18a-1, asapplicable.
(0 Computation oftangible net worth under 17 CFR24.18a-2.
0)Computation fordeterminationofcustomerreserve requirements pursuant toExhibit Ato 17CFR240.15c3-3.
(k)Computation fordetermination of security-based swap reserverequirements pursuant to Exhibit B to 17 CF ExhibiAto17 CFR 240.18a-4as applicable.
()Computation for Determination of PAB Requirements under Exhibit A to 240.15c3-3.
(m) Information relating to possession or control reguirementsfor customers under17 CFR 240.15c3-3.
☐ (n)Information relating to possessionor control requirements for security-based swap customers under17 CF 240.15c3-3(p(2)or17FR240.18a-4,as applicable:
(o) Reconcilations, including appropriate explanations,of the FOcus Report with computation of net capital or Worthunder17 CFR Z40.15c3-1,17CFR 240.18a-1or 17CFR Z40.18a-2as applicableand thereservereguirenen CFR24015c3-3or17CFR240,18a-4,asapplicableifmaterialdifferencesexistorastatement thatnomaterialdifferenc exis
☐ (p) Summmary of fnancial data for subsidiaries not consolidated in the statement of financial condition,
(Oath or affimationin accordance wtth 17 CFR 240.17a-5,17CFR240.17a-12, or 17 CFR240.18a-7, as applic Complancereportinaccordancewith17CFR24017a5or17CFR240.18a-7,asapplicable.
(s)Exemption reportin accordance with 17CFR 240.17a-5or17 CFR240.18a-7, as appicable.
(t) ndependent public accountant's report based on an examination of the statement of financial condition.
☐ (u Independent publlc accountant's report based on an examination of the inancial report or tinancial statem CFR 240.17a-5, 17 CFR 240.18a-7,or17 CFR.240.17a-12.asapplicable.
ndependent public accountant's report based on an examination of certain.statements in the compliance rep cFR240.17a-5or17CFR240.18a-7as applicable.
wIndependentpublic accountant'sreport based onareviewofthe exemption repotunder17 CR240.17a-5or17 CFR24o.18a-7,asapplicable.
(x) Suppleimental reports o applying agreed-upon procedures, in accordance with 17 FR 240.15c3-1e or 17 C asapplicable
(y) Report describing any material inadequacies ound to exist or found to have existed since the date of the p a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐(zothe

*To request confidential treatment ofcertain portions.of this fiing, See 17 CFR 240.17a-Se(3) or 17 CFR240.18a opplicable.

SUPERIORFINANCIAL SERVICES, INC.

ANNUALAUDIT REPORT

2025

SUPERIOR FINANCIAL SERVICES,INC.

YEARS ENDED DECEMBER31, 2025 &2024

TABLE OF CONTENTS

PAGE

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield,Wisconsin53220

Report of Independent Registered Public Accounting Firm

To the Members of Superior Financial Services, Inc.
Milwaukee,Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Superior Financial Services, Inc. as of December 31, 2025, and the related statements of operation, changes in members'equity, and cash flows for th year then ended. These financial statements are the responsibilty of Superior Financial Services, Inc. manageme Our responsibility is to express an opinion of these financial statements based on our audit. In our opinion, the financial statements present fairly, in all material respects, the financial position of Superior Financial Services, as of December 31, 2025, and the result of its operations and its cash flow for the year ended December 31, 2 in conformity with accounting principles generally accepted in the United States of America.

BasisforOpinion

These financial statements are the responsibility of Superior Financial Services, Inc.'s management. Our
responsibility is to express an opinion on Superior Financial Services, Inc.'s financial statements based on our a We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States ("PCAOB") and are required to be independent with respect to Superior Financial Services, Inc. in accordance w the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commis and the PCAOB.

We conducted our auditin accordance with the standards of the public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance ab whether the financial statements are free ofmaterial misstatement.whether due to error orfraud. Our auditinclu performing procedures to assess the risk of material misstatement of the financial statements, whether due to e or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a tes basis, evidence regarding the amounts and disclosures in the financial statements. Our audit included evaluatin accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statement We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit Superior Financial Services, Inc."s financial statenents. The supplemental information is the responsibility of Superior Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or underlying accounting and other records, as applicable, and performing procedures to test the completeness an accuracy of the information presented in the supplemental information, including its form and content, is presen in conformity with17C.F.R240.17a-5.In our opinion, the Computation ofAggregate Indebtedness andNet Capital and Form SIPC-7 is fairly stated, in al material respects, in relation to the financial statements as a whole.
We have served as Superior Financial Services, Inc.'s auditor since 2016.

Jehdrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February24,2026

SUPERIOR FINANCIAL SERVICES. INC.

Statement of Financial Position

As of December 31, 2025 and December 31, 2024

	*December 31,2025			*December 31,2024		
Assets	Allowabie	Non-Allowable	Total	Allowabl	Non-Allowable	Total
Current Assets:						
Cash -note 3	$191,538		$191,538	$182,144		$182,144
Commission and related Receivables-note 4	$87,791	$7,250	$95,041	$81,565	$7,250	$88,815
Securities at market						
Other assets		$125	$125		$477	$477
Total Current Assets	$279,329	$7375	$286,704	$263,709	$7,727	$271,436
Other Assets:						
Security Deposit with Clearing Firm	$35,000		$35,000	$35,000		$35,000
TOTALASSETS	$314,329	$7375	$321,704	$298,709	$7,727	$306,436

Liabilities and Stockholders Equity

	2025	2024
Current Liabilities:		
Accounts Payable	$4,538	$4,538
Loans From Shareholder	$0	$0
Cormrission payable -note 5	$77,032	$76,081
TOTAL LIABILITIES	$81,570	$80,619
Stockholders Equity:		
Common stock-no par value, 9000 shares authorized; 200 shares issued and outstanding	$10,000	$10,000
Additional paid in capital	$30,266	$30,266
Unrealized capital gain(loss)	$	$
Equity distributions	-$100,000	-$50,000
Retained earnings (deficit)	$299,868	$235,551
TOTAL STOCKHOLDERS EQUITY	$240,134	$225,817
TOTALLIABILITIES AND STOCKHOLDERS EQUITY	$321,704	306,436

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Operations and Retained Earnings (Deficit)
For the Years Ended December 31, 2025 and December 31, 2024

	For the Years Ended December 31	
	2025	2024
Revenue:		
Secuities Commissions-Listed stock	$0	$0
OTC Stock	$179,998	$218,169
Mutual funds	$159,282	$209,686
Mutual fund trails	$560,173	$576,373
Municipal 529 Plans	$7,016	$6,494
Bonds, UITs	$60,986	$38,234
Options	$14,128	$15,174
Total securities commissions	$981,583	$1,064,130
Insurance Commissions	$76,510	$69,072
Variable Products	$184,164	$172,904
CD Commission	$2,069	$3,070
Advisory Income	$249,507	$210,777
TOTAL REVENUES	$1,493,833	$1,519,953
Expenses:		
Salaries and payroll taxes	$142,826	$149,850
Commissions paid	$1,203,482	$1,228,865
Professional fees	$0	$7,010
Rental Expense	$24,000	$24,000
Network Services	$2,631	$2,438
Regulatory fees	$3,650	$1,053
Other general and administrative expenses	$5,738	$2,659
TOTALEXPENSES	$1,382,327	$1,415,875
Operating Income (Loss)	$111,506	$104,078
Other Income (Expense)		
Interest and dividend income	$2,811	$3,178
Realized asset depreciation (appreciation)	$	$0
Other Income WI Dept of Rev pandemic Relief	$0	$0
TOTAL OTHER INCOME (EXPENSE)	$2,811	$3,178
Net Income (Loss) for the Year	$114,317	$107,256
Retained Earnings (Deficit) –Beginning of Year	$185,551	$128,295
Equity Distributions	($100,000)	(50,000)
Retained Earnings (Deficit) - End of Year	$199,868	$185,551

The accompanying notes are part of thesefinancial statements

SUPERIOR FINANCIAL SERVICES,INC
Statement of Cash Flows
For The Years Ended December 31, 2025 and December 31, 2024

	For the Year Ended December 31	
	2025	2024
Cash flow from Operating Activities		
Net Income (Loss)	$114,317	$107,256
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization	$	$0
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	(6,227)	(11,287)
Investment in common stock -trading at cost	$	$
Other Assets	352	(333)
Increase (decrease) in		
Accounts Payable	(4,960)	11,196
Commission payable -note 5	$5,912	($2,113)
Net cash provided for (used for) operating activities	$109,394	$104,719
Cash Flow from Financing Activities		
Increase in security deposits		$
Unrealized capital gain (loss)		$0
Withdrawal of Capital	($100,000)	($50,000)
Net Cash provided for (used for) financing activities	($100,000)	($50,000)
Net increase (decrease) in cash	$9,394	$54,719
Cash at beginning of year	$182,144	$127,425
Cash at end of year- note 3	$191,538	$182,144

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES,INC.

NOTES TO FINANCIALSTATEMENTS
DECEMBER31,2025AND DECEMBER31,2024

Note 1-Summary of Significant Accounting Policies

Nature of Operations
Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation
The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from thes estimates.

Uncollectible Accounts
No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation
Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

IncomeTaxes
Income taxes are not provided for as the company has elected subchapter"S" status. Any tax liability is passed to the shareholders of the company on a prorated basis of ownership.

Advertising
Advertising costs are charged to operations when incurred.

Subseguent Events
Management evaluated subsequent events through January 31, 2026 the date the financial statements were available to be issued. There are no subsequent events that required recognition or disclosure.

SUPERIOR FINANCIAL SERVICES,INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2025AND DECEMBER 31,2024

Note 2 -Corporate History

Superior Financial Services, Inc. was incorporated in 20o0 and is registered as a licensed broker to deal in securities.

Note 3-Cash3
The following is a summary of cash as of December 31,2025 and December 31, 2024

| | | December 31,2025 | | December31,2024 |
	Allowable	Non-Allowable	Total	Total
Checking	$389	$O	$389	$954
Money market	$191,149	$	$191,149	$181,190
Risk Trading account	$0	$0	$	$
Total	$191,538	$	$191,538	$182,144

Note 4-Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2025 and December 31, 2024

| | December31,2025 | | December31,2024 |
Allowable	Non-Allowable	Total	Total
$87,791	$7,250	$95,041	$88,815

Note 5-Related Party Transactions:Due from (to) Associated Company

Superior Financial Services, Inc. leases ofice space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc.)

For the years ended December 31, 2025 and December 31, 2024, rent expense of $24,000 and $24,000 per year was incurred, respectively. There were no rents payable as of December 31, 2025 and December 31, 2024

Haese Financial Group, Inc. is a registered investment advisory firm which provides services to concurrent representative and pays fees to this company in its role as a common paymaster.

SUPERIOR FINANCIAL SERVICES,INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER31,2025 ANDDECEMBER31,2024

Note 6-ncome Taxes

Superior Financial Services, Inc. has elected Subchapter"S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns. The Federal income tax returns for Superior Financial Services, Inc. for 2025, 2024 and 2023 are subject to examination by the IRS, generally for three ye after the returns are filed. The Wisconsin income tax returns for Superior Financial Services, Inc. for 2025, 2024,2023 and 2022 are subject to examination by the Department, generally for four years after the returns are filed.

Note7-NetCapital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements(in accordance with Section 15c301 of Securities and Exchange Commission Rules) are the greater of $5000, or 6 2/3%% of aggregrate indebtness($5441)for broker who do notreceive securities, and who do not generally carry sustomers'accounts. Superior Financial Services Inc has complied with the net capital requirements forthe years ended December 31, 2025 and December 31, 2024

Because Superior Financial Services, Inc. cleared all customers transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8-Stockholders'Eguity

For the years ended December 31, 2025 and December 2024,there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2025 and 2024, there were 200 shares issued and outstanding respectively.

Note 9-Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31,2025 and 2024, the company did not exceed the insured limit.

Note 10- Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2025.

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2025 and December 31, 2024

	For the years ended December 31	
	2025	2024
Other General and Administrative Expenses		
Accounting	$5,905	$5,725
Advertising	$0	$0
Dues and Subscriptions	-$4,539	-$6,748
Bankfees	$1,193	$1,176
Equipment Rental	$	$0
Insurance	$559	$493
Interest Expense	$0	$
RBC Charges	$613	$575
Licenses & Permits	$0	$0
office supplies		
Travel & entertainment		
Postage		$0
Taxes		$
Repairs, maintainance	$0	$0
Telephone	$2,00	$1,438
Total Expenses	$5,738	$2,659

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder Equity
For the Years Ended December 31, 2025 and December 31, 2024

| | For the years ended December 31 | |
	2025	2024
Balance at beginning of year	$225,817	$168,561
Add: Net income (loss)	$114,317	$107,256
Unrealized capital gain (loss)	$0	$0
Changes in Capital	($100,000)	($50,000)
Balance at end of year	$240,134	$225,817

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
As of December 31, 2025 and December 31, 2024

| | As of December 31 | |
	2025	2024
Balance at beginning of year	$	
Increses		
Decreases		
Balance at end of year	$0	$0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIALSERVICES,INC.
Computation of Net Capital
As of December 31, 2025 and December 31,2024

| | As of December 31 | |
	2025	2024
Total stockholders' equity per financial statement	$240,134	$225,17
Deduct: Haircuts	$0	$0
Deduct: Total nonallowable assets per statement of financial position	($7,375)	($7,727)
Net Capital	$232,759	$218,090

Computation of Excess Net Capital Requirement
As of December 31, 2025 and December 31, 2024

| | As of December 31 | |
	2025	2024
Net Capital	$232,759	$218,090
Deduct: Minimum dollar net capital requirement-note 7	($5,441)	($5,375)
Excess Net Capital	$227,318	$212,715

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES,INC.
Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital
As of December 31, 2025 and December 31, 2024

	As of December 31	
	2025	2024
Unaudited net capital per focus report	$232,759	$218,090
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$	$
Audited net capital	$232,759	$218,090

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement
As of December 31, 2025 and December 31,2024

	As of December 31	
	2025	2024
Unaudited Excess Net Capital	$227,318	$212,715
Adjustments to asset accounts-increase (decrease) Cash	$	$
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited Excess Net Capital	$227,318	$212,715

Aggregate Indebtedness

	As of December 31	
	2025	2024
Items included in statement of finanacial position		
Accounts Payable, accured expenses, and other liabilites	$81,570	$80,619
Aggregate Indebtedness	$81,570	$80,619

The accompanying notes are part of these financial statements

Superior Financial Services, Inc.
December31,2025
Auditor Reconciliation of Net Capital and Aggregate Indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Superior Financial Services, Inc. and included in the Company's unaudited FOCUS report as of December 31, 2025.

Jendrach Accounting and Professional Services, LLC
4811 South76 Street,Suite 415
Greenfield, Wisconsin53220

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and
Payments(FormSIPC-)

Members of Superior Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Actof 1934,we have performed the procedur
below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities
Protection Corporation(SIPC)for the year ended December31,2025, which were agreed to by Superior Financial
Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority,Inc., and SIPC, sole
you and the other specified parties in evaluating Superior Financial Services, Inc."s compliance with the applicab
of Form SIPC-7. Superior Financial Services, Inc.'s management, is responsible for Superior Financial Services,
compliance with those requirements.This agreed-upon procedures engagement was conducted in accordance wi
standards established by the American Institute of Certified Public Accountants. The sufficiency of these proced
the responsibility of those parties specified in this report. Consequently, we make no representation regarding t
of the procedures described below either for the purpose for which this report has been requested or for any ot
procedures we performed, and our findings are as follows:

   1) Compared the listed asesment payments in Form SIPC-7 with respective cash disbursement records entrie
      6 and SPC-7), nothing no diferences;
   2Compared the amounts reported on the audied Form X-17A-5 for the year ended December 31, 2025, as ap
      with the amounts reported in Form SIPC-7 for the year ended December 31,2025, nothing no diferences;
   3)Compared any adjustments reported in Form SPC-7 with suporting schedules and working papers, nothing
      diferences;
      Proved the arithmetical acuracy of the calculations reflected in Form SIPC-7 and in the related schedules
      papers suporting the adjustmentsnothing no diferences; and
   5)Compared the amount of any overpayment aplied to the curent asesment with the Form SIPC-7 on which it
      originaly computed,nothing no diferences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of
compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other ma
have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not to be ar
be used by anyone other than these specified parties.

   Acuy f ader,cc.
Jendrach Accounting & Professional Services,LLC
Greenfield,Wisconsin
February24,2026

SECURITIESINVESTOR PROTECTION CORPORATION

SIPC-7
37REV0722

GENERALASSESSMENTFORM

For the fiscal year ended12/31/2025

Determination of"SIPC NET Operating Revenues"andGeneral Assessment for:

MEMBERNAME	SECNo.
SUPERIOR FINANCIAL SERVICES INC	8-52618

se

For the fiscal period beginning 1/1/2025 and ending. 12/31/2025

Total Revenue (FOCUS Report-Statement of Income (Loss)-Code 4030)		$1,496,644.00
Additions:		
a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b Net loss from principal transactions in securities in trading accounts.		
c Net loss from principal transactions in commodities in trading accounts.		
d Interest and dividend expense deducted in determining item 1.		
e Net loss from management of or participation in the underwriting or distribution of securities.		
f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g Net loss from securities in investment accounts.		
h Add lines 2a through 2g. This is your total additions.		$0.00
Add lines 1 and 2h		$1,496,644.00
Deductions:		
a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$1,039,229.00	
b Revenues from commodity transactions.		
c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d Reimbursements for postage in connection with proxy solicitations.		
e Net gain from securities in investment accounts.		
f 100% commissions and markups earned from transactions in (I) certificates of deposit and (i)Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$10,971.00	
Direct expenses of printing, advertising,and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) ofthe Act).		
h Other revenue not related either directly or indirectly to the securities business.	$2,811.00	
Deductions in excess of $100,000 require documentation		
a Total interest and dividend expense (FOCUS Report-Statement of Income (Loss)- Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b 40% of margin interest earned on customers securities accounts (40% of FOCU Report- Statement of Income (Loss)- Code3960)		
c Enter the greater of line 5a or 5b	$0.00	
Add lines 4a through 4h and 5c. This is your total deductions.		$1,053,011.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37REV0722

GENERALASSESSMENT FORM

For the fiscal year ended12/31/2025

	Subtract ne 6 from line 3. This is your SIPC Net Operating Revenues.			$443,633.00
0	Muiply line 7 by .0015. This is your General Assessment.			$665.00
	Current overpayment/credit balance, if any			$0.00
10	General assessment from ast filed 2025SIPC-6 or6A		$296.00	
11	a Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$0.00		
	bAny other overpayments applied	$0.00		
	c All payments applied for2025 SIPC-6and 6A(s)	$296.00		
	d Add lines 11a through 11c		$296.00	
12	LESSER of line 10 or 11d.			$296.00
13	a Amount from line 8		$665.00	
	b Amount from line 9		$0.00	
	c Amount from line 12		$296.00	
	d Subtract lines 13b and 13c from 13a.This is your assessment balance due.			$369.00
14	Interest (see instructions) for 0days late at 20% per annum			$0.00
15	Amount you owe SIPC. Add lines 13d and 14.			$369.00
16	Overpayment/credit carried forward (if applicable)			$0.00

SEC No.	Designated Examining Authority	FYE	Month
-521	DEA:FINRA	2025	Dec

MEMBERNAME SUPERIOR FINANCIAL SERVICES INC
MAILINGADDRESSPOBOX139
JACKSON,WI 53037

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

By checking this box,you certify that you have the authority of the SPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SPc member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SUPERIOR FINANCIAL SERVICES INC	WILLIAMR HAESE
(Name of SIPC Member)	(Authorized Signatory)
1/14/2026	bhaese@superiorfinancial.biz
(Date)	(e-mail address)

Completion of the"Authorized Signatory" line wil be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

SuperiorFinacial Services, nc.

January 31,2026

To Whom itmayConcem:

The Below information is desigmed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5d(4)

1) Superior Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.

2) Superior Financial Services, Inc.elaimed anexemption under paragraph (k)(2)(i)of Rule 15c3-3 for the year ended December 31, 2025.

3) Superior.Financia1 Services, Ine. is exempt rem the provisions of Rule 15c3-3 because it met conditions set foith in paragraph (k)(2)(i) of the rule, of which, the identity ofthe specific conditions are as folows:

aThe provisions of the Customer Protection Rule shal not beaplicable to a broker or dealer who, as an introducing broker or dealer, clears al transactions with and for customers o fuly disclosed basis with aclearinigbroker or dealer, and. who promptly transmits al customer funds and securities to the cearing broker or dealer which caries al of the acounts of such eustomers and maintains and preserves such boks and records pertainir thereto pursuant to the requirernents of Rule 17a-3 and Rule 17a-4,as are customarily m and kept by a clearing broker or dealer.

4Superior Financial Services, Inc has met the identified exemption provisions throughout the mo recent fiscal year without exception.

5) Superior Financial Services, Inc. has not recorded any exeptions to the exemption for the fisc year ended December 31, 20z5.

The Above Statement s true and correct to the best of my and my Firim"s knowledge:

Signature: A

Tit: President

N168W21931 a Sceet.0.Bx 139esoW 53037
(262) 677-9036a(262)77-9038

rNA C

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield,Wisconsin 53220

Report of Independent Registered Public Accounting Firm

To the Members of Superior Financial Services, Inc.
Milwaukee,Wisconsin

We have reviewed management's statements, included in the accompanying Superior Financial Services, Inc., in which Superior Financial Services, Inc. identified the following provisions ofSEC. 15c3-3 under Superior Financial Services, Inc. Noted that they did not meet any of the provisions of SEC. 15c3-3 and Footnote 74.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Superior Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set fo in SEC.15c3-3 and Footngte 74.

llcoutya,cc.
Jendrach Accounting & Professional Services, LLC
/Greenfield, Wisconsin
February15,2026